BioLargo, Inc.

14921 Chestnut St.

Westminster, CA 92683

Telephone: 888.400.2863

Facsimile: 949.625.9819

April 19, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:         BioLargo, Inc.

Registration Statement on Form S-1

Filed April 12, 2024

File No. 333-278669

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461, BioLargo, Inc., a Delaware corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, file number 333-278669 (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on April 23, 2024, or as soon as practicable thereafter. In connection with this request, we hereby acknowledge that:

(i) Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We request that a copy of the written order from the Commission verifying the effective time and date of the Registration statement be sent via facsimile to (949) 625-9819, or by email to dennis.calvert@biolargo.com.

Very truly yours,

/s/Dennis P. Calvert

Dennis P. Calvert, President

BioLargo, Inc.

cc:         Gilbert Bradshaw, Esq.

gbradshaw@securitieslegal.com